Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
On February 2, 2009, the Board of Directors of Regency GP LLC, the general partner of Regency GP, LP, the general partner of Regency Energy Partners LP (the “Partnership”), announced the appointment of Dennie W. Dixon as senior vice president of operations for gathering, processing and transportation.